Mail Stop 3561

September 21, 2009

Jack Jie Qin
President and Chief Executive Officer
EFT BioTech Holdings, Inc.
929 Radecki Court
City of Industry, CA 91789

       Re: EFT BioTech Holdings, Inc.
              Registration Statement on Form 10
              Amendment No. 4 Filed September 3, 2009
              File No. 000-53730
              Form 10-K/A for the Fiscal Year Ended March 31, 2009
              Filed September 3, 2009
              File No. 001-34222

Dear Mr. Qin:

We have reviewed your response to our letter dated July 30, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Item 1. Business, page 3

1. We note your response to comment three of our letter dated July 30, 2009. However, the purpose of dividing the nine new affiliates into two groups remains unclear. Please revise your disclosure to clarify.

2. In response to comment five of our letter dated July 30, 2009, you revised your disclosure to state that your board of directors approved a loan to Excalibur in order to facilitate Excalibur's purchase of a new shipping vessel. Please clarify whether all of the loans that have been made to Excalibur were for that purpose. If they were not, please provide a brief description of the purpose of each loan. In addition, please disclose whether Excalibur has purchased the shipping vessel; in this regard, we note your disclosure regarding the inaugural passenger voyage.

Item 1A. Risk Factors, page 12

We are subject to laws governing our customers' personal identifiable information."

3. We note the risk factor that you added in response to comment four of our letter dated July 30, 2009. It appears that this risk factor overlaps in substance with the risk factor entitled "The processing, storage and use of personal data could give rise to liabilities…." on page 16. Please revise your disclosure to make it clear how these two risk factors are different or to combine them, as appropriate.

Item 2. Financial Information, page 20

General

4. We note your response to comment two from our letter dated July 20, 2009. You state that you are providing your analysis as of November 28, 2008, the last business day of your recently completed second fiscal quarter; however, November 28 is not the last business day of your recently completed second fiscal quarter. Furthermore, as this Form 10 is your initial registration statement, your calculation of public float must be made as of a date within 30 days of the date of the filing of the initial registration statement, i.e. within 30 days of December 10, 2008, to be consistent with Item 10(f)(1)(ii) of Regulation S-K. Please tell us whether you wish to use November 28, 2008 as the date within 30 days of December 10, 2008. For whatever date you use for your determination, tell us the total number of shares outstanding as of that date, and provide us with a detailed list showing each affiliate and the number of shares that they held at that date so that we can better understand how you determined that only 7.8 million shares were held by nonaffiliates.

Selected Financial Data, page 20

5. Please refer to comment seven from our letter dated July 30, 2009. Despite your statement that you are not required to provide Selected Financial Data as a smaller reporting company, if you choose to present Selected Financial Data, it must agree to your audited financial statements. The amount you have titled Income from Continuing Operations is Net Operating Income on you Statement of Operations. Please note that these are defined GAAP terms and may not be used to refer to other amounts. Please revise.

6. Please explain to us why the amounts you show as Long-term Operating Leases do not agree to the amounts shown in your contractual obligations table.

Item 13. Financial Statements and Supplementary Data, page 45

Consolidated Financial Statements for the Year Ended March 31, 2009 and March 31, 2008

Consolidated Statements of Changes in Stockholders' Equity, page F-6

7. Your response to comment 14 from our letter dated July 30, 2009 states that the balance sheets that we requested are enclosed. However, we never received this information. As previously requested, please provide us with the balance sheet for the shell company EFT Holdings, and the consolidated balance sheet for the operating company, EFT BioTech, immediately prior to the reverse merger. Note that the consolidated balance sheet for EFT BioTech should include its operating subsidiaries.

Notes to Consolidated Financial Statements

Note 8 – Investment, page F-17

8. We read your response to our comment 20 from our letter dated July 30, 2009 and have the following additional comments:

- Please refer to comment one above in this comment letter. If you qualify as a smaller reporting company, it still appears that audited financial statements of Excalibur may be required to be included with your annual March 31, 2009 financial statements under Rule 8-04 of Regulation S-X. Please provide us with your calculation of each of the criteria specified in Rule 8-04(b) of Regulation S-X. Please note that these calculations must be based upon the most recent audited annual financial statements of Excalibur prior to the October 2008 acquisition of your equity interest, as compared to your audited annual financial statements for the fiscal year ended March 31, 2008.

- Please refer to comment one above in this comment letter. If you do not qualify as a smaller reporting company, Rule 3-09 of Regulation S-X requires you to provide separate audited financial statements for a 50 percent or less owned company that you account for on the equity method, provided that certain criteria are met. As indicated in our previous comment, since your investment in Excalibur comprises 25% of your total assets as of March 31, 2009, you have met the criteria requiring separate audited financial statements of Excalibur to be included with your annual March 31, 2009 financial statements. Also provide us with your analysis of what periods of Excalibur's audited financial statements are required under Rule 3-05 of Regulation S-X to demonstrate that these would not differ from the periods of Excalibur's audited financial statements required under Rule 3-09.

- Please apply this comment to both your Form 10 and your Form 10-K.

Note 14 – Restatement

9. We note that you have removed Note 14 related to the restatement of your financial statements for the fiscal year ended March 31, 2008, along with the labels on the face of your financial statements indicating that the March 31, 2008 numbers are restated. As this restatement was originally reflected within your audited March 31, 2009 financial statements, and you are continuing to present those financial statements, you should continue to present the restatement to comply with SFAS 154.

Consolidated Financial Statements for the periods ended June 30, 2009 and June 30, 2008

Notes to Unaudited Consolidated Financial Statements, page F-26

Note 2 – Summary of Significant Accounting Policies, page F-26

10. Please disclose, if true, that your interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Refer to Instruction 2 to Rule 8-03 of Regulation S-X. Please ensure that this comment is also applied to all future Forms 10-Q.

Note 8 – Investment, page F-34

11. We read that in the quarter ended June 30, 2009, you wrote off the premium that you paid when you initially purchased your investment in Excalibur. Please explain to us in reasonable detail how you calculated the amount of impairment to record for your investment in Excalibur, including explaining how you determined the fair value of your investment. Refer to paragraph 19(h) of APB 18. In future quarterly filings, please expand your disclosures in this footnote to address the above matters.

Item 15. Financial Statements and Exhibits, page 46

12. You continue to state that your audited financial statements for the years ended March 31, 2008 and 2007 and the notes thereto and the unaudited financial statements for the nine months ended December 31, 2008 and 2007 and notes thereto are included after the Signature Page of this Registration Statement on Form 10, however, they appear to have been moved and updated. Please revise your disclosure.

13. The date of the $2,000,000 loan to Excalibur appears to remain incorrect in the exhibit index. Please revise the exhibit index accordingly. In addition, please file as exhibits the two unsecured loans that were made to Yeuh-Chi Liu in July.

Finally, we note that the exhibit index of the Form 10-K/A filed on September 3, 2009 continues to incorrectly identify the $500,000 loan to Excalibur as a $5,000,000 loan and the dates of the loan agreements. In future filings of your periodic reports, please revise the exhibit index accordingly.

Form 10-K/A for the year ended March 31, 2009 filed September 3, 2009

Report of Independent Registered Public Accounting Firm

14. We note that you have not included a Report of Independent Registered Public Accounting Firm in your filing. Please amend your filing to include such a report covering all periods presented in your financial statements. Ensure the report complies with Rule 2-02 of Regulation S-X.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Virginia K. Sourlis, Esq.
        Via Facsimile